SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)

LIBERTY BROADBAND CORPORATION

(Name of Issuer)

Series A Common Stock, par value $0.01 per share

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock: 530307 107

Series B Common Stock: 530307 206

(CUSIP Numbers)

John C. Malone

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 23, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Numbers:	Series A common stock: 530307 107

Series B common stock: 530307 206

1.	Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

John C. Malone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

Series A Common Stock: 1,258,581 (1), (2), (3)

Series B Common Stock: 1,855,514 (1), (4), (5)

	8.	Shared Voting Power

Series A Common Stock: 0 (2)

Series B Common Stock: 27,171 (4), (6)

	9.	Sole Dispositive Power

Series A Common Stock: 1,258,581 (1), (2), (3)

Series B Common Stock: 1,855,514 (1), (4), (5)

	10.	Shared Dispositive Power

Series A Common Stock: 0 (2)

Series B Common Stock: 27,171 (4), (6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

Series A Common Stock: 1,258,581 (1), (2), (3)

Series B Common Stock: 1,882,685 (1), (4), (5), (6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

Series A Common Stock: 6.9% (7)

Series B Common Stock: 91.8% (4), (7)

14.	Type of Reporting Person (See Instructions)

IN

(1) Includes 25,444 shares of Liberty Broadband Corporation’s, a Delaware corporation (the “Issuer”), Series A common stock, $0.01 par value per share (“Series A Common Stock”), and 57,641 shares of the Issuer’s Series B common stock, $0.01 par value per share (“Series B Common Stock”), held in a revocable trust (the “LM Revocable Trust”) with respect to which John C. Malone (“Mr. Malone”) and Mr. Malone’s wife, Mrs. Leslie Malone (“Mrs. Malone”), are trustees. Mrs. Malone has the right to revoke such trust at any time. Mr. Malone disclaims beneficial ownership of the shares held by the LM Revocable Trust.

(2) Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock beneficially owned by Mr. Malone; however, if such shares of Series A Common Stock were included, Mr. Malone would beneficially own, in the aggregate, 3,141,266 shares of Series A Common Stock, and Mr. Malone’s aggregate beneficial ownership of Series A Common Stock, as a series, would be 15.6%, subject to the relevant footnotes set forth herein.

(3) Includes 62,500 shares of Series A Common Stock held by the Malone Family Land Preservation Foundation and 17,410 shares of Series A Common Stock held by the Malone Family Foundation, as to which shares Mr. Malone has disclaimed beneficial ownership.

(4) The Exchange Agreement (defined and described in Item 6) contains certain provisions relating to the transfer of the Series B Common Stock beneficially owned by Mr. Malone.

(5) Includes 122,649 shares of Series B Common Stock held by a trust (the “CRT”) with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the CRT.

(6) Includes 27,171 shares of Series B Common Stock held by two trusts (the “Trusts”) which are managed by an independent trustee and the beneficiaries of which are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts. Mr. Malone disclaims beneficial ownership of the shares held by the Trusts.

(7) For purposes of calculating the beneficial ownership of Mr. Malone, the total number of shares of Series A Common Stock outstanding was approximately 18.3 million and the total number of shares of Series B Common Stock outstanding was approximately 2.1 million, in each case, as of January 23, 2023 based on information provided by the Issuer. Furthermore, approximately 7.2 million shares of the Issuer’s Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Preferred Stock”), were outstanding as of January 23, 2023, based on information provided by the Issuer. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Shares of Series A Common Stock and Preferred Stock are not convertible at the option of the holder. The holders of Series A Common Stock, Series B Common Stock and Preferred Stock generally vote as a single class with respect to all matters voted on by the stockholders of the Issuer. Each share of Series A Common Stock is entitled to one vote, each share of Series B Common Stock is entitled to ten votes, and each share of Preferred Stock is entitled to 1/3 of a vote, in each case, on matters presented to stockholders of the Issuer for their approval. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 48.7% of the voting power with respect to the general election of directors of the Issuer, based on the outstanding shares noted above. See Item 5.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 7)

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY BROADBAND CORPORATION

This statement on Schedule 13D relates to the Series A common stock, par value $0.01 per share (the “Series A Common Stock”), and the Series B common stock, par value $0.01 per share (the “Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”), of Liberty Broadband Corporation, a Delaware corporation (the “Issuer” or “Liberty Broadband”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. John C. Malone (“Mr. Malone” or the “Reporting Person”), on January 29, 2015, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on December 17, 2018, Amendment No. 2 to the Schedule 13D filed with the SEC on June 29, 2020, Amendment No. 3 to the Schedule 13D filed with the SEC on August 7, 2020, Amendment No. 4 to the Schedule 13D filed with the SEC on November 30, 2020, Amendment No. 5 to the Schedule 13D filed with the SEC on June 15, 2022 and Amendment No. 6 to the Schedule 13D filed with the SEC on July 19, 2022 (collectively, the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.

This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 7 to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the “Statement”). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of the Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended to delete last four paragraphs thereof and supplemented to include the following information:

The information set forth in Item 6 of this Amendment is incorporated into this Item 4 by reference.

Mr. Malone holds and has acquired the shares of Common Stock described herein for investment purposes.

Other than as set forth in this Statement, Mr. Malone does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Mr. Malone is Chairman of the Board of Directors of the Issuer (the “Board”). As a result, Mr. Malone regularly has discussions with members of Issuer management, board members of the Issuer, and stockholders of the Issuer, which discussions from time to time relate to management, governance and board composition, the Issuer’s operations and financial condition or strategic transactions.

Notwithstanding the foregoing, Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Capital Stock or (ii) to dispose of all or a portion of his holdings of shares of Common Stock, as the case may be, in each case subject to the terms of the Exchange Agreement. In reaching any determination as to his future course of action, Mr. Malone will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, tax and estate planning considerations, liquidity needs and general economic and stock market conditions, including, but not limited to, the market price of the Capital Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a)-(b) Mr. Malone beneficially owns (without giving effect to the conversion of shares of Series B Common Stock into shares of Series A Common Stock) (i) 1,258,581 shares of Series A Common Stock (including (A) 25,444 shares held in a revocable trust with respect to which Mr. Malone and his wife are trustees (the “LM Revocable Trust”), as to which shares Mr. Malone disclaims beneficial ownership, and (B) 62,500 shares held by the Malone Family Land Preservation Foundation and 17,410 shares held by the Malone Family Foundation, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 6.9% of the outstanding shares of Series A Common Stock, and (ii) 1,882,685 shares of Series B Common Stock (including (A) 57,641 shares held by the LM Revocable Trust, as to which shares Mr. Malone disclaims beneficial ownership, (B) 122,649 shares held by a trust (the “CRT”) with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the CRT, and (C) 27,171 shares held by two trusts (the “Trusts”) which are managed by an independent trustee and the beneficiaries of which are Mr. Malone’s adult children, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership), which represent approximately 91.8% of the outstanding shares of Series B Common Stock. The foregoing percentage interests are based on approximately (i) 18.3 million shares of Series A Common Stock and (ii) 2.1 million shares of Series B Common Stock, in each case, outstanding as of January 23, 2023 based on information provided by the Issuer. Furthermore, approximately 7.2 million shares of the Issuer’s Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Preferred Stock”), were outstanding as of January 23, 2023, based on information provided by the Issuer. Each share of Series A Common Stock is entitled to one vote, each share of Series B Common Stock is entitled to ten votes, and each share of Preferred Stock is entitled to one-third of a vote, in each case, on all matters presented to stockholders of the Issuer for their approval. Accordingly, the Reporting Person may be deemed to beneficially own voting equity securities representing 48.7% of the voting power with respect to the general election of directors of the Issuer.

Mr. Malone, and, to his knowledge, the LM Revocable Trust, the CRT, the Malone Family Land Preservation Foundation and the Malone Family Foundation each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock, subject to the terms of the Exchange Agreement. To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Series B Common Stock held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time.

(c)       Except as provided in this Amendment (including the January 2023 Exchange described in Item 6), neither Mr. Malone nor, to his knowledge, the LM Revocable Trust, the CRT, the Malone Family Land Preservation Foundation, the Malone Family Foundation or the Trusts, has effected any transactions with respect to the Common Stock during the 60 days preceding the date hereof.

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented to include the following information:

As previously disclosed in the Statement, on June 13, 2022, the Issuer entered into an exchange agreement (the “Exchange Agreement”) with Mr. Malone, whereby, among other things, Mr. Malone agreed to an arrangement under which his aggregate voting power in the Issuer would not exceed 49% (the “Target Voting Power”) plus 0.5% (under certain circumstances). In particular, under the terms of the Exchange Agreement, the Issuer and Mr. Malone will exchange shares of Series B Common Stock owned by Mr. Malone for shares of Series C Common Stock in connection with certain events that would result in Mr. Malone’s aggregate voting power in the Issuer exceeding the Target Voting Power plus 0.5%.

Pursuant to the terms of the Exchange Agreement, on January 20, 2023, the Issuer notified Mr. Malone that in connection with its ongoing stock repurchase program, which permits the Issuer to purchase shares of its common stock, it reasonably expects such repurchases to result in an Accretive Event (as defined in the Exchange Agreement). As a result, on January 23, 2023, on the terms and subject to the conditions of the Exchange Agreement, and prior to the occurrence of an Accretive Event, Mr. Malone and the Issuer completed an exchange (the “January 2023 Exchange”) whereby Mr. Malone transferred to the Issuer 54,247 shares of Series B Common Stock (the “Exchanged Shares”) in exchange for an equivalent number of shares of Series C Common Stock. The terms of the Exchange Agreement provide Mr. Malone with the right in certain circumstances, including in connection with certain Fundamental Events (as defined in the Exchange Agreement), to receive shares of Series B Common Stock equal to the number of Exchanged Shares in exchange for an equal number of shares of the previously exchanged Series C Common Stock. Pursuant to the Exchange Agreement, following the January 2023 Exchange, there were 481,149 Available Series B Shares (as defined in the Exchange Agreement).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2023

/s/ John C. Malone
John C. Malone